Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Extension of IVS Bulk Joint Venture, Implementation of a Financing Arrangement and Fleet Update

Singapore, September 27, 2019: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced a number of transactions relating to the extension of its IVS Bulk joint venture, implementation of a financing arrangement and a fleet update.

Grindrod Shipping has extended the termination date of its IVS Bulk joint venture from September 30, 2019 to November 30, 2019. We continue to progress the transaction agreed in principle with the joint venture partners whereby the Company would acquire an additional 33.25% stake from one of the partners with the other partner retaining its 33.25% stake, as well as the negotiations with lenders to refinance all of the existing debt of IVS Bulk and provide us sufficient capital to acquire the additional 33.25% stake. We can provide no assurance that we will complete the acquisition until such time that agreements have been finalized and the financing has been obtained.

On September 20, 2019, the Company closed the previously announced financing arrangement with a Japanese shipowner relating to the 2011-built handysize drybulk carrier, IVS Kinglet, for a cash amount of $12.5 million (before commissions but net of charter pre-payments). The Company will bareboat charter the vessel back for a period of up to 12 years and has the right, but not the obligation, to acquire the vessel from the end of the second year of the charter, with the new owner having the right, but not the obligation, to sell the vessel to the Company at the end of the 12 year charter period. The IVS Kinglet previously constituted part of the security package for our $100.0 million senior secured credit facility and was released from the security package in connection with the closing of the transaction. At closing, the sale generated approximately $6.3 million of cash for the Company after settling the debt associated with the vessel.

On September 26, 2019, the Company took delivery of the IVS Prestwick, the second of the two owned Japanese-built ultramax “eco” newbuildings that the Company agreed to acquire in May 2018. In conjunction with the delivery, the Company drew down the remaining $15.7 million of the combined $31.4 million senior secured credit facility with IYO Bank.

Martyn Wade, the Company’s Chief Executive Officer, commented:

“The delivery of the IVS Prestwick marks the successful completion of another owned newbuilding program in Japan. Together with her sistership the IVS Okudogo, which we took delivery of in August 2019, these vessels represent the latest in fuel efficient designs, in line with our strategy to operate a high quality Japanese-built fleet. Capitalising on our long-standing relationships with Japanese industry players, we have continued to strengthen our liquidity by completing the previously announced financing arrangement with respect to the IVS Kinglet on attractive terms.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers on the water, including IVS Prestwick, with two chartered-in ultramax drybulk carriers under construction in Japan due be delivered in 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and two small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Furthermore, there can be no assurance that the acquisition of the additional 33.25% stake in IVS Bulk and / or the related financing described above will be achieved on the terms described or ultimately entered into. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:	Investor Relations / Media Contact:
Martyn Wade / Stephen Griffiths	Nicolas Bornozis / Judit Csepregi
CEO / CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	Email: grindrod@capitallink.com

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